Mail Stop 4561

May 24, 2006

Mr. Steven E. West
Executive Vice President and Chief Financial Officer
Sunterra Corporation
3865 W. Cheyenne Ave.
North Las Vegas, NV 89032

      Re: Sunterra Corporation
             Item 4.02 Form 8-K
             Filed May 3, 2006
             File No. 1-13815

Dear Mr. West:

      We have completed our review of your Item 4.02 Form 8-K and do not, at this time, have any further comments.

                      Sincerely,

                      Steven Jacobs
                      Accounting Branch Chief